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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                        Westinghouse Electric Corporation
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   960402
         ------------------------------------------------------------
                                (CUSIP Number)

                               Susan Cutright
                               Senior Counsel
                           Westinghouse Building
                             11 Stanwix Street
                        Pittsburgh, Pennsylvania 15222-1384
                                (412) 642-3080
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              September 19, 1995
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
  CUSIP NO.  960402                    SCHEDULE 13D                               PAGE   OF   PAGES
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            WPIC Corporation 25-1350122

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            00  (See Amended Item 3.)

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Delaware

                            7     SOLE VOTING POWER

                                  26,744,976    (See Amended Item 5.)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  26,744,976     (See Amended Item 5.)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            26,744,976

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 6.45% (based on the number of shares outstanding as of September 20, 1995)

    14      TYPE OF REPORTING PERSON*

            CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  The Schedule 13D filed on June 30, 1995 by WPIC Corporation ("WPIC") is hereby amended by this Amendment No. 1 as follows.


1. Item 3 (Source and Amount of Funds or Other Consideration) is amended to report that on September 19, 1995, Westinghouse Electric Corporation ("Westinghouse") sold 2,413,488 shares of Westinghouse's common stock ("Common Stock") to the Westinghouse Deferred Compensation Trust Fund ("Deferred Trust") for approximately $34,000,000 pursuant to a Private Placement Agreement dated as of September 18, 1995 by and among Westinghouse; PNC Bank, National Association, Trustee for the Deferred
   Trust; and WPIC. On September 19, 1995, Westinghouse also sold 2,271,518 shares of Common Stock to the Westinghouse Executive Pension Trust Fund ("Executive Trust") for approximately $32,000,000 pursuant to a Private Placement Agreement dated as of September 18, 1995 by and among Westinghouse; Mellon Bank, N.A., Trustee for the Executive Trust; and WPIC. For financial statement presentation purposes, the shares of Common Stock sold to the Deferred Trust and to the Executive Trust are treated as treasury shares as long as the shares remain in these trusts, and therefore are not considered outstanding in calculating Westinghouse's earnings per share.

   WPIC is the beneficial owner of the Common Stock sold to the Deferred Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995. WPIC is the beneficial owner of the Common Stock sold to the Executive Trust pursuant to an Investment Management Agreement between Westinghouse and WPIC dated June 22, 1995.

2. Item 5 (Interest in Securities of the Issuer) is amended to report that effective September 19, 1995, WPIC beneficially owned an aggregate of 26,744,976 shares of Common Stock. Based on the number of shares outstanding as of September 20, 1995, WPIC presently is the beneficial owner of approximately 6.45% of the outstanding shares of Common Stock.

   As of September 20, 1995, Frederic G. Reynolds beneficially owned
   295,500 shares of Common Stock, 8,000 of which shares he owned directly, and 287,500 of which shares he had the right to acquire through stock options. As of September 20, 1995, Claudia E. Morf beneficially owned 90,401 shares of Common Stock, 401 of which shares she owned directly, and 90,000 of which shares she had the right to acquire through stock options. As of September 20, 1995, Julie Forsythe beneficially owned 397 shares of Common Stock, 97 of which shares she owned through the Westinghouse Savings Program, and 300 of which shares she had the right to acquire through stock options. Based on the number of shares outstanding as of September 20, 1995, the persons identified in Schedule I beneficially owned as of September 20, 1995 an aggregate of approximately .09% of the outstanding shares of Common Stock.

        Except as described in Item 3, as amended, no transactions in shares of Common Stock have been effected during the past 60 days by WPIC, or, to the best of WPIC's knowledge, by any person identified in Schedule I.


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   In total, WPIC has sole power to dispose of and vote 26,744,976 shares of Common Stock.


3. Any information previously included in the Schedule 13D filed by WPIC on June 30, 1995, and not revised or modified as described in this Amendment No. 1, remains unchanged.





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                                  Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                WPIC CORPORATION


Dated:  September 21, 1995      By    /s/ JULIE FORSYTHE
                                   ------------------------
                                Name:   Julie Forsythe
                                Title:  Vice President and
                                        Assistant Treasurer